 

05038316

UNITED STATES
~IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005

SEC FILE NUMBER
8- 66496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___May 4, 2004___ AND ENDING ___December 31, 2004___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Savant Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

 141 W. Jackson Blvd., Suite 340
                            (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jacqueline Sloan___   ___(312) 291-0560___
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Schultz and Chez, LLP___
                          (Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Dan Baldwin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Savant Trading, LLC_____ , as

of _____December 31_____, 20 04_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007
```

_____
Signature

_____Manager_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   ]
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   ] Same Page
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Savant Trading, LLC

(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

FOR THE PERIOD FROM MAY 4, 2004 (DATE OF
INCEPTION) THROUGH DECEMBER 31, 2004

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
   Savant Trading, LLC
      Chicago, Illinois

We have audited the accompanying statement of financial condition of Savant Trading, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the period May 4, 2004 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savant Trading, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period May 4, 2004 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 3, 2005

Savant Trading, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Due from clearing broker	$	10,595,737
Securities owned, at market		
Equities		1,666,864
Options		158,560
Other assets		10,000
TOTAL ASSETS	$	12,431,161

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market		
Equities	$	2,906,056
Options		311,112
Accounts payable		109,757
Total Liabilities		3,326,925
Member's Equity		9,104,236
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,431,161

See accompanying notes.

Savant Trading, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

FOR THE PERIOD MAY 4, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

REVENUES		
Firm trading	$	160,590
Interest		15,278
Dividends		1,443
Total Revenues		177,311
EXPENSES		
Employee compensation and benefits		85,935
Commissions and clearing fees		3,827
Membership dues		1,088
Interest		120
Communications		7,000
Occupancy		8,000
Professional fees		4,485
Other		250
Total Expenses		110,705
NET INCOME	$	66,606

See accompanying notes.


Savant Trading, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD MAY 4, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004


Initial Capital Contribution	$	2,000,000
Additional Member contributions		7,037,630
Net income		66,606
Balance at December 31, 2004	$	9,104,236


See accompanying notes.

4


Savant Trading, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS

FOR THE PERIOD MAY 4, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net income	$	66,606
Adjustments to reconcile net income to net cash used in operating activities		
(Increase)/decrease in operating assets:		
Receivables from broker/dealer		(10,595,737)
Securities owned, at market		(1,825,424)
Other assets		(10,000)
Increase/(decrease) in operating liabilities:		
Securities sold, not yet purchased, at market		3,217,168
Accounts payable		109,757
Total Adjustments		(9,104,236)
NET CASH USED IN OPERATING ACTIVITIES		(9,037,630)
FINANCING ACTIVITIES		
Member contributions		9,037,630
NET CASH PROVIDED BY FINANCING ACTIVITIES		9,037,630
NET INCREASE IN CASH		-
CASH AT INCEPTION		-
CASH AT DECEMBER 31, 2004	$	-

Supplemental Cash flow Information:
   Cash payments for interest during the year totaled $120.
   Cash payments for income taxes during the year totaled $0.

See accompanying notes.

Savant Trading, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD MAY 4, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

(1) NATURE OF BUSINESS

Savant Trading, LLC, (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

6

Savant Trading, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD MAY 4, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004

(3) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair- valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(4) CONCENTRATIONS OF CREDIT RISK

At December 31, 2004, a credit concentration with its clearing broker consisted of approximately $9 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

7

(5)   ***REGULATORY MATTERS***

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $7,289,102 which exceeded requirements by $7,189,102 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(6)   ***RELATED PARTY TRANSACTIONS***

The Company uses the facilities of an affiliate for their operations. During the year, the Company paid $15,250 for these facilities.

SUPPLEMENTARY INFORMATION

Savant Trading, LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL
  Member's equity $ 9,104,236

  Non-allowable assets
    Other assets   (10,000)

      NET CAPITAL BEFORE HAIRCUTS ON FIRM INVENTORY   9,094,236

  Haircuts on firm inventory   (1,805,134)

      NET CAPITAL $ 7,289,102

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness
    or $100,000) $ 100,000

      EXCESS NET CAPITAL $ 7,189,102

COMPUTATION OF AGGREGATE INDEBTEDNESS
  Total aggregate indebtedness - specified liabilities
    Accounts payable $ 109,757

Ratio of aggregate indebtedness to net capital   <1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's
      unaudited FOCUS report as filed.

Savant Trading, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
     Savant Trading, LLC
          Chicago, Illinois

In planning and performing our audit of the financial statements of Savant Trading, LLC (the "Company") for the period May 4, 2004 (date of inception) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Savant Trading, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Savant Trading, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2004, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Pacific Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 3, 2005